SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  Report of Foreign Private Issuer Pursuant to
                Rule 13a-16 or 15d-16 of the Securities Exchange
                                  Act of 1934


                          For the month of January 2003

                          (Commission File No. 1-14668)

                            Energy Company of Parana
                  (Translation of registrant's name in English)

                            Rua Coronel Dulcidio, 800
                           80420-170 Curitiba, Parana
                          Federative Republic of Brazil
                                 (5541) 322-3535
                    (Address of Principal Executive Offices)


              (Indicate by check mark whether the registrant files
                 or will file annual reports under cover of Form
                               20-F or Form 40-F.)

                              Form 20-F   X    Form 40-F
                                        -----            -----

                 (Indicate by check mark whether the registrant
              by furnishing the information contained in this form
               is also thereby furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.)

                                Yes           No   X
                                    -----        -----

                  [COPEL Companhia Paranaense de Energia Logo]


FOR IMMEDIATE RELEASE
---------------------

Contacts in Brazil                       Contacts in New York
Othon Mader Ribas                        Richard Huber - richard.huber@tfn.com
011-5541-222-2027                        Isabel Vieira - isabel.vieira@tfn.com
othon@copel.com                          212-807-5026/5110
Solange Maueler
011-5541-331-4359
solange@copel.com

     COPEL BOARD OF DIRECTORS' MEETING APPROVES CHANGE IN BOARD OF OFFICERS

--------------------------------------------------------------------------------

Curitiba, Brazil, January 07, 2003 - Companhia Paranaense de Energia - COPEL (NYSE: ELP), a Brazilian utility company that generates, transmits, and distributes electric power to the State of Parana, approved today, at the 54th Extraordinary Meeting of its Board of Directors, the replacement of all the members of the Company's Board of Officers, as appointed by the Brazilian State of Parana, the controlling shareholder.

The following  people were  appointed to serve for the 2003-2006 term of office:
Paulo Cruz Pimentel, as Chief Executive Officer; Ronald Tadeu Ravedutti, as Chief Financial Officer and Chief Investor Relations Officer; Gilberto Serpa Griebeler, as Chief Administrative Officer and Chief Officer of Corporate Partnerships; Jose Ivan Morozowski, as Chief Marketing Officer; Ivo Pugnaloni, as Chief Planning Officer; and Assis Correa, as Chief Officer of Governmental Relations.

The newly elected CEO, Mr. Paulo Pimentel, was formerly the Governor of the State of Parana, and is presently a member of the Board of Directors of a communications group in Parana.

Messrs. Ronald Ravedutti, Gilberto Griebeler, and Jose Morozowski are all former employees of Copel, each of them having served as senior executives of the Company at some point in their careers.

Mr. Ivo Pugnaloni was a part of the team that developed the energy sector policies and programs for the recently elected Brazilian President, Luiz Inacio Lula da Silva, having also been technical advisor to the chairman of Copel's Board of Directors in a previous term of office.

Mr. Assis Correa is a practicing lawyer, and has been a member of the board of the Ordem dos Advogados do Brasil - OAB (the Brazilian A.B.A.) on three separate occasions, one of which he served as the organization's treasurer.

                        xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        COMPANHIA PARANAENSE DE ENERGIA - COPEL


Date:  January 7, 2003

                                        By:  /s/ Ricardo Portugal Alves
                                             --------------------------
                                             Name:  Ricardo Portugal Alves
                                             Title: Principal Financial Officer